KOKOMO ENTERPRISES INC.

NEWS RELEASE

Symbols: KKO - CNSX

                KKOEF - OTC Bulletin Board

Vancouver, BC, September 1, 2010.   Further to the Company’s News Release dated March 2, 2010, the Company announces that the Company shall not proceed with the acquisition of a 75% right, title and interest in the Zaniza Iron Ore Property located in the State of Oaxaca in Mexico (the “Mexican Property”) due to the fact that the Company was unable to enter into a Definitive Agreement in regards to the Mexican Property.

The Company is currently looking at other mineral properties and shall make an announcement once a mineral property of merit is located and is acquired.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

NR_Kokomo Enterprises Inc September 1 2010 (LOI_Mexico).doc

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

KOKOMO ENTERPRISES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, BC  V6E 2K3

Tel: 604 681-1519  Fax: 604 681-9428

www.kokomoenterprises.ca   email: info@kokomoenterprises.ca